UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Incoming, Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

45338K103
Cusip Number

Victor AbiJaoudi II Attorney-In-Fact 244 Fifth Avenue, V235 New York, NY 10001 (917) 210-1074
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

7/1/2010**
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This constitutes a late filing.

CUSIP No. 45338K103	Page 2 of 5

Schedule 13D

1	NAME OF REPORTING PERSONS Ephren Taylor II
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES	7	SOLE VOTING POWER

		3,700,000
BENEFICALLY

OWNED BY EACH	8	SHARED VOTING POWER
		-0-

REPORTING	9	SOLE DISPOSITIVE POWER

PERSON WITH		3,700,000

	10	SHARED DISPOSITIVE POWER
		-0-

CUSIP No. 45338K103	Page 3 of 5

Schedule 13D

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.3%(1)

14	TYPE OF REPORTING PERSON
IN
______________________________
(1)  Based on 18,224,000 shares of Class A Common Stock issued and outstanding as of August 23, 2010, as reported in the Current Report on Form 8-K filed by Incoming, Inc. on August 24, 2010.

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Class A common stock, par value $0.001 per share (the “Common Stock”) of Incoming, Inc., a Nevada corporation (the “Company”), the principal executive offices of which are located at 244 Fifth Avenue, V235, New York, NY 10001.

Item 2.  Identity and Background.

Name and Address:

Ephren Taylor II
c/o Incoming, Inc.
244 Fifth Avenue, V235
New York, NY 10001

Principal Occupation:

Director of the Company and Chief Executive Officer of City Capital Corporation, 3100 Smoke Tree Court, Raleigh, North Carolina 27604.

Criminal convictions/civil proceedings:

  During the last five years, the reporting person has neither been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship:

U.S.A.

CUSIP No. 45338K103	Page 4 of 5

Schedule 13D

Item 3.  Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported hereby were issued to the reporting person as follows: (i) 250,000 shares of Common Stock were issued on September 10, 2009 and October 20, 2009, respectively, for an aggregate of 500,000 shares for consulting services rendered to the Company; and (ii) 3,200,000 shares were issued on July 1, 2010 as compensation for Mr. Taylor’s service as President and CEO of the Company.

Item 4.  Purposes of Transaction.

Mr. Taylor acquired the shares of Common Stock reported hereby for investment purposes only.  Mr. Taylor does not have any plan or proposal which relates to, or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)-(b)  As of August 23, 2010, Mr. Taylor beneficially owned with sole voting and dispositive power 3,700,000 shares of Common Stock with 0 shares beneficially owned with shared voting and dispositive power.  As of August 23, 2010, Mr. Taylor owned 20.3% of the Common Stock.

CUSIP No. 45338K103	Page 5 of 5

Schedule 13D

(c)  On September 7, 2010, the Company issued a convertible promissory note in the original loan amount of $117,430.30 (the “Taylor Note”) to Mr. Taylor in exchange for the termination of the existing loans payable to Mr. Taylor, which included: (i) the outstanding balance on the Fauria Note in the amount of $104,000, as assigned by Christian Fauria to Mr. Taylor; (ii) the loan made on August 31, 2009 to the Company in the amount of $5,000 to pay Yury Nesterov; (iii) the loan made on November 20, 2009 to the Company in the amount of $10 to pay Pentrose, LLC; and (iv) the loan made on November 30, 2009 to the Company in the amount of $5,000 to pay Befumo & Shaeffer, PLLC. The “Fauria Note” refers to that certain Company promissory note dated November 25, 2009 issued to Christian Fauria in the original principal amount of $125,000, as amended by that certain extension of promissory note dated January 14, 2010. The Company loans described in clauses (i) - (iv), inclusive, are collectively referred to herein as the “Taylor Loans.”

The original principal amount of the Taylor Note represents, as of August 31, 2010, the outstanding principal balance (including accrued and unpaid interest thereon) under the Taylor Loans. The maturity date of the Taylor Note is September 7, 2012 and accrues simple interest at a rate of 6% per annum. At the election of Mr. Taylor and at any time prior to the maturity date, the entire outstanding principal of, and accrued and unpaid interest on, the Taylor Note may be converted into shares of Common Stock at a conversion price of $.51 per share. On September 7, 2010, Mr. Taylor elected by written notice to convert the original principal amount of the Taylor Note into 230,256 shares of Common Stock.

(d) To the knowledge of the reporting person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2010	/s/ Jasmine Victoria(2)
Name: Jasmine Victoria
Title: Attorney-in-Fact

(2) Duly authorized under the power of attorney appointing Jasmine Victoria as attorney-in-fact, dated August 31, 2010, by and on behalf of Ephren Taylor II, filed as Exhibit 24 to Mr. Taylor’s Form 3 filed on September 13, 2010, and incorporated by reference herein.